SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                            (NAME OF SUBJECT COMPANY)

                  PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP

                         A MARYLAND LIMITED PARTNERSHIP

                            AT $5,000.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP

                          EQUITY RESOURCES GROUP, INC.
                              EGGERT  DAGBJARTSSON

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                  (617) 876-4800


                            Calculation of Filing Fee

--------------------------------------------------------------------------------
       Transaction Valuation*                       Amount of Filing Fee
             $1,000,000                                    $200.00
--------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This calculation assumes the purchase of 200 Units at a purchase price of $5,000.00 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or
Schedule  and  the  date  of  its  filing.
--------------------------------------------------------------------------------
                                   Filing  Party: Equity Resource Lexington Fund
Amount  Previously  Paid:  $200.00                Limited  Partnership

Form  of Registration No.:     Schedule TO     Date Filed:     November 30, 2001
--------------------------------------------------------------------------------

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                                 AMENDMENT NO. 1
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 30, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 200 units (the "Units") of limited partnership interests in Presidential Associates I Limited Partnership, a Maryland limited partnership (the "Partnership"), at $5,000 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after November 30, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

     ITEM  1,  ITEM  3,  ITEM  4  AND  ITEM  5

     Item 1, Item 3, Item 4 and Item 5 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     ITEM  1-SUMMARY  TERM  SHEET

Question 9 of the Summary Term Sheet is amended in its entirety to read as follows:

"How do I withdraw previously tendered Units? To withdraw your Units after you have tendered them, you must deliver a properly executed written notice of withdrawal with the required information to us while you still have the right to withdraw the Units. See 'THE OFFER-Section 4-Withdrawal Rights.'"

Question 10 of the Summary Term Sheet is amended in its entirety to read as follows:

"Until what time can I withdraw previously tendered Units? You can withdraw Units at any time until the offer has expired, and you can withdraw them at any time after the expiration date until we accept Units for payment. See 'THE OFFER-Section 4-Withdrawal Rights.'"

Question 12 of the Summary Term Sheet is amended in its entirety to read as follows:

"What does the partnership think of the offer? On December 5, 2001, Winthrop Financial Co., the general partner of the Partnership, filed a Schedule 14D-9 advising limited partners to reject the Offer."

     ITEM  3-IDENTITY  AND  BACKGROUND  OF  FILING  PERSON

     Schedule  1  of  Schedule  TO  is  amended  to  include  the  following:

"Mr. Dagbjartsson is a Co-General Partner of the following Equity Resources Funds. Each of the funds share the same business address as Equity Resources
Group,  Inc.  and  the  Equity  Resource  Lexington  Fund.

Equity  Resource  Fund  XVII
Equity  Resource  Fund  XIX
Equity  Resource  General  Fund
Equity  Resource  Cambridge  Fund
Equity  Resource  Brattle  Fund
Equity  Resource  Bay  Fund
Equity  Resource  Pilgrim  Fund
Equity  Resource  Bridge  Fund
Equity  Resource  Boston  Fund

     ITEM  4-TERMS  OF  THE  TRANSACTION

     THE  OFFER

     Paragraph 2 of Section 2---"Proration; Acceptance for Payment and Payment for Units" is amended in its entirety to read as follows:

"If more than 200 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 200 Units so tendered, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Units. Regardless of the number of Units tendered in the Offer, any Limited Partner tendering 1 or fewer Units will be exempt from proration, as long as that Limited Partner tenders all of that Limited Partner's Units."

     Paragraph 1 of Section 4---"Withdrawal Rights" is amended in its entirety to read as follows:

"Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time prior to the end of the extension period. In addition, limited partners have a right to withdraw tendered shares at any time after the expiration of the offer until we accept Units for payment."

ITEM  5-  PAST  CONTACTS,  TRANSACTIONS,  NEGOTIATIONS  AND  AGREEMENTS

     Paragraph  1  of  Section  9-"Past  Contact  and  Negotiations with General
Partner"  is  amended  in  its  entirety  to  read  as  follows:

"Since 1983, and continuing until the date of this Offer, various affiliates of the Purchaser have engaged in ongoing conversations and exchanges of correspondence with various affiliates of the Partnership and affiliates of the general partner of the Partnership with regard to these affiliates' ownership of Units and other partnership interests in which the general partner of the Partnership is affiliated. These conversations have principally involved requests to obtain the list of Limited Partners and other information concerning the Partnership.

In May 2000, as a result of these conversations, Equity Resources Group, Inc. entered into an agreement with the General Partner of the Partnership. The purpose of the agreement was to allow the Purchaser to have access to lists limited partners in limited partnerships ("Partnerships") that are controlled by the general partner or its affiliates (the "General Partner"). The agreement pertains only to Partnerships in which the Purchaser or it's affiliates are already limited partners. The agreement allows the Purchaser to use limited partner lists exclusively for the purpose of conducting offers to purchase units. The Purchaser is allowed to use a limited partner list for one offer only and must request a new limited partner list if it wishes to conduct subsequent offers for units in a particular partnership. The agreement gives the general partner the right to acquire one-half of all units acquired by the Purchaser in the Partnerships at the same terms that they were acquired by the Purchaser. The General Partner must exercise this right within ten business days of the acquisition of units by the Purchaser.

In connection with an unregistered offer to purchase units in Nantucket Island Associates Limited Partnership, one of the Partnerships, the General Partner exercised its option to purchase half of the units tendered as a result of the Purchaser's offer. The Purchaser had offered to purchase units for $5,000 per unit and nineteen units were tendered. The general partner reimbursed the Purchaser $47,500 for the 9.5 units acquired as a result of exercising its option and an additional $2,192.50, which represented one-half of the administrative costs incurred by the Purchaser as a result of conducting the offer. The effective date for the transfer of those units from the Purchaser to the general partner was November 2, 2000. The general partner has not exercised this option under any other offers conducted by the Purchaser. The Purchaser does not know if the general partner will exercise its option with regard to this particular offer and has had no discussions with the general partner regarding its plans concerning this offer."

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     December  13,  2001               Equity  Resource  Lexington  Fund
Limited
                                   Partnership,
                                   a  Massachusetts  limited  partnership

                                        By:     /s/  Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson
                                                     General  Partner

                                             Equity  Resources  Group,  Inc.
                                             A  Massachusetts  Corporation

                                        By:     /s/  Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson
                                                     Executive  Vice  President

                                        Eggert  Dagbjartsson

                                        By:     /s/  Eggert  Dagbjartsson_
                                                     Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson

                                 EXHIBIT  INDEX


  Exhibit No.                          Description
---------------------------------------------------------------
(a)(1)  -     Offer  to  Purchase,  dated  November  30,  2001*
---------------------------------------------------------------
(a)(2)  -     Transmittal  letter,  dated  November  30,  2001*
---------------------------------------------------------------
(a)(3)  -     Agreement  of  Sale*
---------------------------------------------------------------
(a)(4)        Summary  Advertisement*
---------------------------------------------------------------
(a)(5)--      Not  applicable.
---------------------------------------------------------------
(b)  -        Not  applicable.
---------------------------------------------------------------
(c)  -        Not  applicable.
---------------------------------------------------------------
(d)(1)-       Not  applicable.
---------------------------------------------------------------
(e)  -        Not  applicable.
---------------------------------------------------------------
(f)  -        Not  applicable.
---------------------------------------------------------------
(g)           Not  applicable
---------------------------------------------------------------
(h)           Not  applicable.
---------------------------------------------------------------
*  Previously  filed

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